GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

04036171

July 30, 2004

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~ 82-3023

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

Dlw 8/11

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

RELEASE

TSX Venture Exchange – GNH-X
S.E.C. Exemption: 12(g)3-2(b)

July 30, 2004

Golden Hope Mines Limited announces termination of its Agreement with Osisko Exploration Ltd. on Golden Hope's gold property in Bellechasse, Quebec. The termination resulted from the failure of Osisko to fulfill both its financial and technical commitments under the terms of the Agreement of May 21, 2003.

The Company is continuing with the exploration and development of its Bellechasse gold property. The Company is also preparing an exploration program for its silver property in Pembroke, Maine, U.S.A.

ON BEHALF OF THE BOARD

"Peter H. Smith"

PETER H. SMITH
Director

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**